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FORM X-17A-5
PART III

SEC FILE NUMBER

8- 53367

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 AND ENDING 12/31/19
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bull & Bear Brokerage Services, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6817 Southpoint Parkway, Suite 1003
(No. and Street)

Jacksonville (City) Florida (State) 32216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew B. Bishop 904-363-3322
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct. (Address) Lafayette (City) Indiana (State) 47909 (Zip Code)

SEC Mail Processing

MAR 03 2020

Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Matthew B. Bishop, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bull & Bear Brokerage Services, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public State of Florida
Eric R. Curtin
My Commission GG 122320
Expires 07/06/2021

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bull & Bear Brokerage Services, LLC

Report on Audit of Financial Statements

December 31, 2019

THOMAS FAUST, CPA
Certified Public Accountant

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Bull & Bear Brokerage Services, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Bull & Bear Brokerage Services, LLC, as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Bull & Bear Brokerage Services, LLC as of December 31, 2019 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bull & Bear Brokerage Services, LLC's management. My responsibility is to express an opinion on Bull & Bear Brokerage Services, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Bull & Bear Brokerage Services, LLC, in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information For Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Bull & Bear Brokerage Services, LLC's financial statements. The supplemental information is the responsibility of Bull & Bear Brokerage Services, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information For Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA, LLC

d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 28, 2020

BULL & BEAR BROKERAGE SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$ 19,542
Accounts and commission receivable	12,496
Other assets	66
	$ 32,104

LIABILITIES AND MEMBER'S EQUITY

Accounts and commission payable	$ 8,033
Member's equity	24,071
	$ 32,104

See accompanying notes to financial statements.

BULL & BEAR BROKERAGE SERVICES, LLC

INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2019

Revenues:	
Commission income	166,090
	166,090
Expenses:	
General and Administrative	28,339
Compensation	36,000
	64,339
Net income	$ 101,751

See accompanying notes to financial statements.

BULL & BEAR BROKERAGE SERVICES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

Balance, January 1, 2019	$ 30,711
Distributions	(108,391)
Net income for the year	101,751
Balance, December 31, 2019	$ 24,071

See accompanying notes to financial statements.

BULL & BEAR BROKERAGE SERVICES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

Cash flows from operating activities:	
Net income	$ 101,751
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Decrease in accounts and commission receivable	6,484
Decrease in other assets	1,049
Increase in accounts and commission payable	1,041
Total adjustments	8,574
Net cash provided by operating activities	110,325
Cash flows from financing activities:	
Distributions and net cash used by financing activities	(108,391)
Net increase in cash	1,934
Balance, beginning of year	17,608
Balance, end of year	$ 19,542

SUPPLEMENTAL CASH FLOW DISCLOSURES

Cash paid during the year for	
Income Taxes	$ -
Interest	-

See accompanying notes to financial statements.

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Bull & Bear Brokerage Services, LLC (the "Company") was incorporated February 19, 2001 and began operations for the purpose of conducting business as a broker/dealer in securities. In April 2008, the Company converted from a Florida corporation to a Florida limited liability company. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA).

b. Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. There were no cash equivalents at December 31, 2019.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, balances in these accounts may be exceed FDIC insured limits.

e. Commissions Receivable—Commissions receivable are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experience and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary at December 31, 2019.

f. Revenue Recognition—The revenue of the Company is derived primarily from commissions earned on the sale of mutual funds, variable annuities, and life insurance products. Commission income is recorded on the date of the transaction.

In May 2014, FASB issued ASU 2014-19, "Revenue from Contracts with Customers Topic 606" which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles. The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with the five components of the pronouncement.

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize when the performance obligation is met

NOTE 2: NET CAPITAL REQUIREMENTS

The Firm is required to maintain a minimum net capital under Rule 15c3-1 of the Securities and Exchange Commission. Net capital required under the rule is the greater of $5,000 or 6 2/3 percent of the aggregate indebtedness of the Firm. At December 31, 2019, net capital as defined by the rules, equaled $10,616. The ratio of aggregate indebtedness to net capital was 65.86%. Net capital in excess of the minimum required was $5,616.

NOTE 3: INCOME TAXES

The Firm is organized as a limited liability company under the Florida Limited Liability Company Act and is structured to be treated as a Subchapter S corporation for income tax purposes. Items of income or loss are allocated to the member in accordance with the respective equity interest and reported on the individual federal and state income tax returns.

The Company implements the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) No. 740, *Income Taxes*. Using that guidance, tax positions

initially need to be recognized in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities.

As of December 31, 2019, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The tax years that remain subject to examination are the periods beginning January 1, 2016 for all major tax jurisdictions.

NOTE 4: ACCOUNTING FOR UNCERTAINTY IN INCOME TAXES

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation Number 48 (FIN 48), Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 (SFAS 109). The interpretation contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with SFAS 109. The Firm has elected to defer the adoption of FIN 48 as allowed in FASB Staff Position (FSP-48-3) issued December 30, 2008. The adoption of this standard is not currently anticipated to have a material impact on the Firm's financial position, results of operations, or cash flows; however, the effect on future financial statements of this pronouncement cannot be determined at this time. Management will continue to evaluate any uncertain tax positions, if any, during the deferral period.

NOTE 5: CONTINGENCY

The Firm assesses potential liabilities in connection with lawsuits and threatened lawsuits under Financial Accounting Standards Board's Accounting Standards Codification. The filing of a suit or formal assertion of a claim or assessment does not automatically indicate that accrual of a loss is appropriate. An accrual would be inappropriate, but disclosure would be required, if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated. If an unfavorable outcome is assessed as probable, an accrual would be appropriate if the amount of loss can be reasonably estimated, and disclosure would be required.

NOTE 6: RECONCILIATION PURSUANT TO RULE 17A-5(D)(4)

There were no material reconciling items between the December 31, 2019 unaudited FOCUS report and this audit, in the computation of Net Capital under Rule 15c3-1.

NOTE 7: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2019. Accordingly, no Statement of Changes in Liabilities Subordinated to Claims of Creditors has been included in these financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date which the report of the independent registered accounting firm was available to be issue, and concluded that no subsequent events have occurred that would require recognition or disclosure in the related notes to the financial statements.

BULL & BEAR BROKERAGE SERVICES, LLC

SCHEDULE I: COMPUTATION OF NET CAPITAL UNDER RULE
SEC RULE 15c3-1

DECEMBER 31, 2019

Net capital	
Total member's equity	$ 24,071
Deductions:	
Non-allowable assets:	
Accounts receivable	(12,496)
Other assets	(66)
	(12,562
Net capital	$ 11,509
Aggregate Indebtedness	$ 8,033
Net capital required based on aggregate indebtedness (6-2/3%)	535
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS	
Minimum dollar net capital requirement of reporting broker or dealer	5,000
Excess Net Capital	$ 6,509
COMPUTATION OF AGGREGATE INDEBTEDNESS	
(A) - 10% of total aggregate indebtedness	803
(B) - 120% of minimum net capital requirement	6,000
Net Capital less the greater of (A) or (B)	$ 5,509
Percentage of Aggregate Indebtedness to Net Capital	69.80%

FOCUS PART IIA RECONCOILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL

At December 31, 2019 there were no material differences between audited net capital above and the net capital reported on the Firm's Part I (unaudited) FOCUS report.

BULL & BEAR BROKERAGE SERVICES, LLC

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2019

Aggregate indebtedness:	
Accounts and commission payable	$ 8,033
Ratio of aggregate indebtedness to net capital	0.70 to 1

BULL & BEAR BROKERAGE SERVICES, LLC
SCHEDULE II: COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2019

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

Bull & Bear Brokerage Services, LLC is exempt from the reserve requirements of SEC Rule 15c3-3 under provision (k)(2)(i)

BULL & BEAR BROKERAGE SERVICES, LLC
SCHEDULE III: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3
AS OF DECEMBER 31, 2019

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

Bull & Bear Brokerage Services, LLC is exempt from possession or control requirements of SEC Rule 15c3-3 under provision (k)(2)(i)

THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Bull & Bear Brokerage Services, LLC

I have reviewed management's statements, included in the accompanying Exemption report of Broker and Dealers, in which (1) Bull & Bear Brokerage Services, LLC, identified the following provisions 17 C.F.R. § 15c3-3(k) under which the Firm claimed an exemption from 17 C.F.R. §2 4 0.15c3-3: (k) (2) (i), and (2) Bull & Bear Brokerage Services, LLC stated that Bull & Bear Brokerage Services, LLC has met this exemption provision throughout the year ended December 31, 2019 without exception. Bull & Bear Brokerage Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly included inquiries and other required procedures to obtain evidence about the Firm's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Thomas Faust, CPA, LLC
d/b/a Thomas Faust, CPA
Lafayette, Indiana
February 28, 2020

BULL & BEAR BROKERAGE SERVICES, LLC
6817 SOUTHPOINT PARKWAY, SUITE 1003
JACKSONVILLE, FL 32216

EXEMPTION STATEMENT REGARDING RULE 15c3-3

Bull & Bear Brokerage Services, LLC (CRD# 113866, SEC# 8-53367) is a $5,000 minimum net capital non-carry, non-clearing broker/dealer and is exempt from reserve requirement, with exemptions, according to Rule 15c3-3 (k) (2) (i) "Special Account for the Exclusive Benefit of customer's" maintained.

Bull & Bear Brokerage Services, LLC, has met this exemption provision throughout the year ended December 31, 2019 without exception.

Bull & Bear Brokerage Services, LLC, has followed all the rules and regulation of Rule 15c3-3 throughout the year ended December 31, 2019.

Sincerely,

SIGNATURE: M B Bishop
BULL & BEAR BROKERAGE SERVICES, LLC.
MATTHEW BISHOP, PRESIDENT
FEBRUARY 21, 2020